    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          DELAWARE OTSEGO CORPORATION
                                (NAME OF ISSUER)

                              DOCP ACQUISITION LLC
                                CSX CORPORATION
                          NORFOLK SOUTHERN CORPORATION
                                 WALTER G. RICH
                       (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.125 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  246244 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                PETER J. SHUDTZ
                                GENERAL COUNSEL
                                CSX CORPORATION
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                         RICHMOND, VIRGINIA 23219-4031
                                 (804) 782-1400
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON PERSONS FILING STATEMENT)

                                   COPIES TO:

         PAMELA S. SEYMON                   RONALD B. RISDON                  J. GARY LANE                 ERIC J. FRIEDMAN
  WACHTELL, LIPTON, ROSEN & KATZ        KELLEY DRYE & WARREN LLP        GENERAL COUNSEL CORPORATE        SKADDEN, ARPS, SLATE,
        51 WEST 52ND STREET                  101 PARK AVENUE          NORFOLK SOUTHERN CORPORATION        MEAGHER & FLOM LLP
     NEW YORK, NEW YORK 10019           NEW YORK, NEW YORK 10178         THREE COMMERCIAL PLACE            919 THIRD AVENUE
     TELEPHONE: (212) 403-1000          TELEPHONE: (212) 808-7800     NORFOLK, VIRGINIA 23510-9241     NEW YORK, NEW YORK 10022
                                                                        TELEPHONE: (757) 629-2600      TELEPHONE: (212) 735-3000

                            ------------------------

                                AUGUST 22, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

           THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER

-------------------------------------------------------------------------------------------------------------
                                          CALCULATION OF FILING FEE
-------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
                     $46,157,408                                               $9,232
-------------------------------------------------------------------------------------------------------------
*    For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of
     2,098,064 shares of common stock, par value $.125 per share, of Delaware Otsego Corporation (the
     "Shares") at $22.00 net per share in cash.
**   The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 1/50th of 1% of the aggregate value of cash offered by
     DOCP Acquisition LLC for such number of shares.
[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
        Amount Previously Paid: $9,231.64                     Filing Parties:  CSX Corporation
                                                                               Norfolk Southern Corporation
                                                                               DOCP Acquisition LLC
                                                                               Walter G. Rich
        Form: Schedule 14D-1                                  Date Filed:      August 22, 1997

================================================================================

                                  INTRODUCTION

     This Transaction Statement on Schedule 13E-3, filed jointly by DOCP Acquisition LLC, a New York limited liability company ("Purchaser") formed by CSX Corporation, a Virginia corporation ("CSX"), Norfolk Southern Corporation, a Virginia corporation ("NSC"), and Walter G. Rich ("Mr. Rich") (with any amendments, supplements, exhibits or schedules thereto, this "Schedule 13E-3), relates to the offer by Purchaser to purchase all outstanding Shares of Delaware Otsego Corporation, a New York corporation (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively.

     This Schedule 13E-3 is being filed jointly by Purchaser, CSX, NSC and Mr. Rich. By filing this Schedule 13E-3, none of the signatories concedes that Rule 13e-3 under the Exchange Act is applicable to the Offer, the Merger (as defined in the Offer) or other transactions contemplated by the Agreement and Plan of Merger, dated as of August 17, 1997, by and among the Company, CSX, NSC and Mr. Rich; or that any of such persons "control" or are "affiliates" of the Company or of one another within the meaning of the applicable United States securities laws.

     The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1 filed by CSX, NSC and Mr. Rich with the Securities and Exchange Commission pursuant to Rule 14d-3 of the Exchange Act (with any amendments, supplements, exhibits or schedules thereto, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission"), of the information required to be included in response to the items of this Schedule 13E-3. A copy of the Offer to Purchase, including all exhibits and annexes thereto, is attached hereto as exhibit (d)(1) and is hereby expressly incorporated herein by reference, and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-1.

                             CROSS-REFERENCE SHEET

                      ITEM IN SCHEDULE 13E-3                        WHERE LOCATED IN SCHEDULE 14D-1
------------------------------------------------------------------  -------------------------------
Item 1(a).........................................................                  Item 1(a)
Item 1(b).........................................................                  Item 1(b)
Item 1(c).........................................................                  Item 1(c)
Item 1(d)-(g).....................................................                          *
Item 2(a)-(d),(g).................................................         Item 2(a)-(d), (g)
Item 2(e)-(f).....................................................          Item 2(e) and (f)
Item 3............................................................                     Item 3
Item 4............................................................                          *
Item 5............................................................                     Item 5
Item 6............................................................              Item 4(a)-(b)
Item 7(a).........................................................                     Item 5
Item 7(b).........................................................                     Item 5
Item 7(c).........................................................                          *
Item 7(d).........................................................                     Item 5
Item 8............................................................                          *
Item 9............................................................                          *
Item 10...........................................................                     Item 6
Item 11...........................................................                     Item 7
Item 12...........................................................                          *
Item 13...........................................................                          *
Item 14(a)........................................................                          *
Item 14(b)........................................................                          *
Item 15...........................................................                     Item 8
Item 16...........................................................                    Item 10
Item 17...........................................................                    Item 11

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the subject company is Delaware Otsego Corporation, a New York corporation, which has its principal executive offices at One Railroad Avenue, Cooperstown, New York 13326.

     (b) The class of equity securities being sought is all the outstanding shares of common stock, par value $0.125 per share, of the Company. The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Terms of the Offer; Expiration Date" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "THE TENDER OFFER -- Price Range of Shares" in the Offer to Purchase is incorporated herein by reference.

     (d) The information concerning dividends set forth in "THE TENDER
OFFER -- Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) On January 31, 1996, CSX Transportation, Inc., a Virginia corporation and wholly owned subsidiary of CSX ("CSXT"), acquired 100,000 Shares, which represented approximately 6% of the Company's outstanding Shares at such date, at a per Share price of $10.00, for an aggregate purchase price of $1,000,000 in an acquisition directly from the Company. CSXT subsequently acquired an additional 10,250 Shares as a result of stock dividends. By virtue of its ownership of all the capital stock of CSXT, CSX is deemed to share beneficial ownership of the Shares with CSXT.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 13E-3 is filed by Purchaser, CSX, NSC and Mr. Rich. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, CSX, NSC, and Mr. Rich, the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years, and citizenship of Mr. Rich and each of the executive officers and directors of Purchaser, CSX and NSC are set forth under "INTRODUCTION", "THE TENDER OFFER -- Certain Information Concerning Purchaser, CSX, NSC and Mr. Rich" and Schedule I in the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser, CSX, NSC or Mr. Rich, or, to the best knowledge of Purchaser, CSX, NSC, and Mr. Rich, none of the individuals listed in Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, United States federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" and "THE TENDER OFFER -- Certain

Information Concerning Purchaser, CSX, NSC and Mr. Rich" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "INTRODUCTION", "SPECIAL
FACTORS -- Background of the Offer and the Merger", "SPECIAL
FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements", "SPECIAL
FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger", "THE TENDER OFFER -- Certain Information Concerning the Company" and "THE TENDER OFFER -- Certain Information Concerning Purchaser, CSX, NSC and Mr. Rich" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth under "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" and "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth under "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger" and "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(d) The information set forth under "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The information set forth under "INTRODUCTION", "SPECIAL
FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger" and "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" in the Offer to Purchase is incorporated herein by reference.

     The information set forth under "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger" and "THE TENDER OFFER -- Effect of the Offer on the Market for Shares; Exchange Listing and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(f) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Financial Advisor to the Company", "SPECIAL
FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", and "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Financial Advisor to the Company", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Rights of Shareholders in the Merger" and "THE TENDER OFFER -- Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements", "THE TENDER
OFFER -- Certain Information Concerning Purchaser, CSX, NSC and Mr. Rich" in the Offer to Purchase is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "INTRODUCTION", "SPECIAL FACTORS --Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements", "THE TENDER OFFER -- Certain Information Concerning Purchaser, CSX, NSC and Mr. Rich" and "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth under "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" and "SPECIAL FACTORS -- Position of Purchaser, CSX, NSC and Mr. Rich Regarding Fairness of the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a)-(c) The information set forth under "SPECIAL FACTORS -- Rights of Shareholders in the Merger" is incorporated herein by reference.

ITEM 14.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth under "THE TENDER OFFER -- Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a)-(b) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth under "THE TENDER OFFER -- Certain Legal Matters; Regulatory Approvals", "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" and "SPECIAL FACTORS -- Certain Litigation Relating to the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference. The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger, dated as of August 17, 1997, among CSX, NSC, Mr. Rich and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

 (a)      None.
 (b)(1)   Opinion of Smith Barney Inc., dated August 17, 1997, included as Annex A to Exhibit
          (d)(1).
 (b)(2)   Presentation to the Board by Smith Barney Inc., dated August 17, 1997.
 (c)(1)   Agreement and Plan of Merger, dated as of August 17, 1997, by and among CSX, NSC,
          Mr. Rich and the Company, incorporated by reference to Exhibit 3 to Amendment No. 3 to Schedule 13D of CSX and CSXT, filed with the Commission on August 18, 1997.
 (c)(2)   Letter Agreement, dated August 17, 1997 by and among CSX, NSC and Mr. Rich, incorporated by reference to Exhibit 4 to Amendment No. 3 to Schedule 13D of CSX
          and CSXT, filed with the Commission on August 18, 1997.
 (c)(3)   Proposal Letter and Term Sheet, dated August 8, 1997, incorporated by reference to
          Exhibit 2 to Amendment No. 2 to Schedule 13D of CSX and CSXT, filed with the
          Commission on August 11, 1997.
 (d)(1)   Form of Offer to Purchase, dated August 22, 1997, incorporated by reference to
          Exhibit (a)(1) to the Schedule 14D-1.
 (d)(2)   Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(2) to the
          Schedule 14D-1.
 (d)(3)   Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(3)
          to the Schedule 14D-1.
 (d)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees,
          incorporated by reference to Exhibit (a)(4) to the Schedule 14D-1.
 (d)(5)   Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
          Nominees to Clients, incorporated by reference to Exhibit (a)(5) to the Schedule
          14D-1.
 (d)(6)   Form of Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9, incorporated by reference to Exhibit (a)(6) to the Schedule
          14D-1.
 (d)(7)   Summary Advertisement as published in The Wall Street Journal on August 22, 1997, incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1.
 (d)(8)   Text of Press Release issued by the Company on August 17, 1997, incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1.
 (e)      Sections 623 and 910 of the New York Business Corporation Law, incorporated by reference to Schedule III to the Offer to Purchase.
 (f)      None.
 (g)(1)   Certain Financial Statements of the Company.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          August 22, 1997

                                          DOCP ACQUISITION LLC

                                          By:
                                            /s/ MARK G. ARON
                                            ------------------------------------
                                            Name: Mark G. Aron
                                            Title:  Authorized Person

                                          By:
                                            /s/ JAMES C. BISHOP, JR.
                                            ------------------------------------
                                            Name: James C. Bishop, Jr.
                                            Title:  Authorized Person

                                          CSX CORPORATION

                                          By: /s/ MARK G. ARON
                                            ------------------------------------
                                            Name: Mark G. Aron
                                            Title:  Executive Vice President
                                                -- Law and Public Affairs

                                          NORFOLK SOUTHERN CORPORATION

                                          By: /s/ JAMES C. BISHOP, JR.
                                            ------------------------------------
                                            Name: James C. Bishop, Jr.
                                            Title: Executive Vice
                                              President -- Law

                                          /s/ WALTER G. RICH
                                          --------------------------------------
                                          Walter G. Rich

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                         DESCRIPTION
-------   ------------------------------------------------------------------------------------
 (a)      None.
 (b)(1)   Opinion of Smith Barney Inc., dated August 17, 1997, included as Annex A to Exhibit
          (d)(1).
 (b)(2)   Presentation to the Board by Smith Barney Inc., dated August 17, 1997.
 (c)(1)   Agreement and Plan of Merger, dated as of August 17, 1997, by and among CSX, NSC,
          Mr. Rich and the Company, incorporated by reference to Exhibit 3 to Amendment No. 3 to Schedule 13D of CSX and CSXT, filed with the Commission on August 18, 1997.
 (c)(2)   Letter Agreement, dated August 17, 1997 by and among CSX, NSC and Mr. Rich, incorporated by reference to Exhibit 4 to Amendment No. 3 to Schedule 13D of CSX and
          CSXT, filed with the Commission on August 18, 1997.
 (c)(3)   Proposal Letter and Term Sheet, dated August 8, 1997, incorporated by reference to
          Exhibit 2 to Amendment No. 2 to Schedule 13D of CSX and CSXT, filed with the
          Commission on August 11, 1997.
 (d)(1)   Form of Offer to Purchase, dated August 22, 1997, incorporated by reference to
          Exhibit (a)(1) to the Schedule 14D-1.
 (d)(2)   Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(2) to the
          Schedule 14D-1.
 (d)(3)   Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(3)
          to the Schedule 14D-1.
 (d)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees,
          incorporated by reference to Exhibit (a)(4) to the Schedule 14D-1.
 (d)(5)   Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
          to Clients, incorporated by reference to Exhibit (a)(5) to the Schedule 14D-1.
 (d)(6)   Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
          Form W-9, incorporated by reference to Exhibit (a)(6) to the Schedule 14D-1.
 (d)(7)   Summary Advertisement as published in The Wall Street Journal on August 22, 1997, incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1.
 (d)(8)   Text of Press Release issued by the Company on August 17, 1997, incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1.
 (e)      Sections 623 and 910 of the New York Business Corporation Law, incorporated by reference to Schedule III to the Offer to Purchase.
 (f)      None.
 (g)(1)   Certain Financial Statements of the Company.